                                                                   EXHIBIT 23.4

The Board of Directors
Gorandel Trading Limited:


We consent to the incorporation by reference in the registration statement on Form S-3 of Armor Holdings, Inc. of our report dated 15 April 1997, with respect to the balance sheet of Gorandel Trading Limited as of 31 December 1996 and the related profit and loss account and cash flow statement for the period from 1 April 1996 to 31 December 1996, and of our report dated 29 July 1996, with respect to the balance sheets of Gorandel Trading Limited as of 31 March 1996 and 1995 and the related profit and loss accounts and cash flow statements for each of the years then ended, which reports appear in the Form 8-K/A-1 of Armor Holdings, Inc. dated 11 August 1997.



/s/KPMG
KPMG
London, England
23 October 1997